

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
Vladimir G. Shmunis
Chief Executive Officer
RingCentral, Inc.
1400 Fashion Island Blvd., 7th Floor
San Mateo, California 94404

> **Re: RingCentral, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 24, 2013**
> **CIK No. 0001384905**

Dear Mr. Shmunis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to

process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available.

Prospectus Summary, page 1

4.   Please provide support for the assertion that you are "a leading provider of software-as-a-service, or SaaS, solutions for business communications."

5.   With respect to all third-party statements in your prospectus -- such as market data by IDC, Gartner, or Infonetics Research -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

6.   Please tell us whether the company will be a "controlled company" under the definition of the applicable stock exchange and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

Risk Factors, page 14

7.   Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or believe are immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

We rely on third parties to deliver all our services…, page 11

8.   Please tell us what consideration you have given to providing a description of your material agreements with your third-party network service providers in the Business section of your prospectus and filing the agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. It appears that you may be substantially reliant upon any such agreements with these third parties that deliver all of your services and connectivity.

We rely significantly on a network of resellers to sell our services…, page 16

9.	Please tell us what consideration you have given to disclosing that some of your resellers upon which you rely are also competitors. For example, it appears that AT&T serves as one of your resellers but is also a competitor for business communication solutions.

We rely on third parties for software development…, page 19

10.	You state that you rely on various third parties for software development efforts, quality assurance and customer support. On page 21, you discuss various agreements that you have entered into with respect to your intellectual property, including confidentiality and invention assignment provisions in connection with the outsourcing of certain software development and quality assurance. In the notes to the financials, you state that you have purchased a significant portion of your software development efforts from third-party vendors located overseas for the past three fiscal years and most recent quarterly period. Please provide us with your analysis as to why you believe that these agreements are not required to be filed for purposes of Item 601(b)(10) of Regulation S-K.

Industry and Market Data, page 47

11.	Your statement that the investors should not construe "as representations of fact" the data and information by Gartner appears to suggest that investors should not rely on this information. To the extent that you have included estimates and quantitative data by Gartner to support your statements regarding the industry, business, and potential market, investors should be able to rely on this information. Please revise.

Use of Proceeds, page 48

12.	It appears based on your disclosure on page 48 that you may use a portion of the proceeds to repay the outstanding balance under your debt facilities. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

13.	Please consider expanding your overview section to discuss some of the issues and uncertainties related to your proposed investments in an effort to address larger enterprise customers and access growth opportunities in international markets. It appears that you are focused on these matters based on your disclosures throughout the prospectus, including the prospectus summary, and should discuss them in the Management's Discussion and Analysis section. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

14.   Please also consider expanding your overview section to discuss some of the uncertainties associated with your patent infringement litigation.

Key Business Metrics, page 58

15.   On page 15, you state that your success largely depends upon tracking the conversion of free trial customers to paying customers yet we cannot locate discussion of this metric. Please advise or revise to provide quantification for each period presented.

16.   We note that your business model focuses on acquiring and retaining customers, as well as increasing the number of users within your customer base. Please tell us what consideration you gave to identifying the number of customers as a key metric, quantifying your subscription renewal rates for the periods presented, and discussing and analyzing any material changes in renewal rates. To the extent that renewal rates and the number of existing customers versus new customers are key indicators used by management to monitor your business, revise your MD&A disclosures to include both a quantitative and qualitative discussion of such metrics. If you do not believe these are key metrics, then please explain why. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 62

17.   We note several instances in which your discussion of the results of operations does not quantify sources of material changes. For example, you disclose on page 63 that services revenue increased during the three months ended March 31, 2013 "primarily due to the acquisition of new customer and an increase in the number of users within our existing customer base." Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms for each of the periods discussed. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly.

Share-Based Compensation, page 75

18.   You state that there was no single event causing the valuation of your common stock to change but rather a combination of factors, including a series of events related to your continued growth. Please disclose in more detail what these series of events were. In describing these factors, relate these factors to the changes in assumptions.

19.   For each of the stock option grants that you assigned a fair value per share of the underlying common stock based on a straight-line calculation between two valuation dates, please explain why no common stock valuations were warranted at or around the

grant dates. Describe the specific intervening events related to your continued growth and the improvement in the U.S. economy that support a straight-line increase in the value assigned to your common stock. Tell us why it was not considered appropriate to use the earlier valuation, if there were no significant events that would affect your enterprise value, such as milestones or progress toward your initial public offering.

20.   Please tell us why the March 7, 2012 grants do not appear to be included in the table on page 77 that show the stock options granted from January 1, 2012 to March 31, 2013. Also, note that there appears to be a typographical error in the third paragraph on page 78 using the date of March 7, 2013 for the discussion pertaining to the March 7, 2012 grants.

21.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

22.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

23.   When known, please tell us: your proposed IPO price; when you first initiated discussions with underwriters; and when the underwriters first communicated their estimated price range and amount for your stock.

24.   Continue to update the information for all equity- related transactions and changes in fair value through the effective date of the registration statement.

Liquidity and Capital Resources, page 80

25.   Please consider revising your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to discuss working capital deficit and current ratio at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

26.   Your disclosure indicates that you believe your existing liquidity sources will be sufficient to meet your cash requirements for at least the next 12 months. We also note that you have a working capital deficit of $11.2M and negative operating cash flow of $9.5M as of and for the three months ended March 31, 2013. Given these negative factors, please tell us in further detail how you will be able to conduct planned operations using only currently available capital resources. Also, please tell us why you believe the $4M in debt financing dependent on a Form S-1 submission and puttable preferred stock

should be included as a currently available resources. As part of your response, tell us how the related termination and availability provisions were considered. We refer you to Item 303(a)(1) and Instructions 2 and 5 to Item 303(a) of Regulation S-K, Section IV of SEC Release No. 33-8350, and Section III.C of SEC Release No. 33-6835 for additional guidance.

27. We note from the notes to your financial statements that you were in compliance with all debt covenants. Please discuss the extent of headroom in the financial covenants of loan and security agreements in more detail by disclosing the significant financial and other covenants, identifying the levels and ratios required by the covenants, and disclosing your actual levels and ratios corresponding to each covenant.

Business, page 88

28. We note your disclosure that you have not disclosed the amount of backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K. Please advise. If you believe that the dollar amount of the backlog orders are not material to an understanding of the company's business as a whole, explain the basis on which you conclude that the backlog levels in the prior two years, as well as the level in the most recent period were not material. Provide quantitative information in this respect.

Our Customers, page 97

29. We note your disclosure that "no single non-reseller customer" accounted for more than 10% of your total revenues in 2010, 2011, 2012 or the three months ended March 31, 2013. However, we note that you repeatedly list AT&T in the prospectus on pages 2, 4, 16, 56, 88, 94, and 98 as an example of a reseller among a network of over 1,000 resellers. Please tell us, with a view toward disclosure, whether AT&T was a significant reseller and the amount of total revenue attributable to AT&T for each of the periods presented in your financial statements.

Certain Relationships and Related Party Transactions, page 123

30. We note that at three of your directors is affiliated with three significant shareholders, Sequoia Capital, Khosla Ventures and entities affiliated with Vladimir Shmunis. Please tell us, with a view toward disclosure, whether you have an agreement with these principal shareholders to have representation on the board.

Principal and Selling Stockholders, page 125

31. Please note that when you disclose the identities of the selling shareholders in the filing, with respect to the shares to be offered for resale by legal entities, the individual or individuals who exercise the voting and dispositive powers should be disclosed. See Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation

S-K. Also advise whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

32.   In footnotes three and nine, you disclaim beneficial ownership with respect to all shares except to the extent of respective pecuniary interests. Please note that Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Please revise.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policy

Internal-Use Software Development Costs, page F-10

33.   You indicate that capitalized internal-use software development costs begin to be amortized when the underlying project becomes commercially available. Tell us how your accounting complies with the guidance in ASC 350-40-35-6.

Revenue Recognition, page F-11

34.   We note you enter into multiple-deliverable arrangements comprised of services and products. Tell us how you have determined that the sale of products qualify as a separate unit of accounting. Please explain why you believe that the products, which are allocated based on BESP, have value to the customer on a standalone basis. Your response should address how your conclusion considered your inability to support fair value of the deliverable using VSOE or TPE. That is, clarify whether you sell or a third-party sells the products separately or the customer could resell the products on a standalone basis. Explain why this deliverable has standalone value even without a market. In addition, describe in greater detail the basis for establishing BESP. Finally, please tell us if your multiple-deliverable arrangements include a general right of return relative to the delivered item or items and if delivery or performance of the undelivered item or items are probable and substantially controlled by you. See ASC 605-25-25-5.

35.   Tell us why you believe that your entire subscription fee should be recognized on a straight-line basis over the term of the subscription arrangement. For example, indicate why the revenue should not be recognized based on the number users or minutes used for RingCentral Office RingCentral Professional and the number of pages or phone numbers for RingCentral Fax. Cite the accounting literature that supports your conclusion.

36.   We note that you sell office phones pre-configured by a third party for your direct sales as a convenience to the customer purchasing subscriptions services. Consider disclosing your basis for presentation of sales of these products. Please explain how you considered

each of the factors presented in ASC 605-45 in determining whether gross or net accounting was appropriate.

37.   We note that you work with over 1,000 resellers and your website indicates 3 types of partnership program: affiliate, partner, and franchise. Describe the nature of each of these partnership programs. Please explain how you considered each of the factors presented in ASC 605-45 and determined that gross accounting was appropriate for the sale of your services and products through the affiliate, partner, and franchise programs. Also tell us and clarify your policy to disclose when you recognize revenues generated through sales by resellers. State whether you offer resellers rights of returns similar to your own customers and tell us how your revenue recognition policy complies with ASC 605-15-25. Describe significant assumptions, material changes and reasonably likely uncertainties in estimating the allowance for estimated future returns.

Note 8. Income Taxes, page F-30

38.   We note your disclosure that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries. Please tell us and disclose the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2012. Also disclose the related amount of unrecognized deferred tax liability or include a statement that such determination is not practicable. We refer you to ASC 740-30-50-2.

Note 10. Geographic Concentrations, page F-34

39.   Revise to disclose the amount of revenue from external customers for each product and service or each group of similar products and services for each of the periods presented. For example, consider separately reporting revenue from each of your service offerings: RingCentral Office, RingCentral Professional and RingCentral Fax. Refer to ASC 280-10-50-40.

Note 14. Subsequent Events, page F-30

40.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50.

Exhibits

41.   Please tell us what consideration you have given to filing the agreements with your third-party data center hosting facilities and co-location facilities pursuant on Item 601(b)(10) of Regulation S-K. We note your risk factor on page 12 that interruptions or delays in services from your third-party data center hosting facilities and co-location facilities could impair the delivery of your services and harm your business.

General

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

    Sincerely,

    /s/ Barbara C. Jacobs

    Barbara C. Jacobs
    Assistant Director

cc: Via E-mail
    Jeffrey D. Saper
    Wilson Sonsini Goodrich & Rosati, P.C.